Exhibit 99.5

925 Broadbeck Drive, Suite 220, Thousand Oaks, California 91320 Phone: (805) 484-3613 NASDAQ ticker symbol; KGEI TSX ticker symbol; KEI

For Immediate Release

KOLIBRI GLOBAL ENERGY ANNOUNCES ANNUAL 2023 NET INCOME OF US$19.3 MILLION AND ADJUSTED EBITDA OF $39.1 MILLION

THOUSAND OAKS, CALIFORNIA, May 2, 2024 –

All amounts are in U.S. Dollars unless otherwise indicated:

2023 HIGHLIGHTS

●	Adjusted EBITDA(1) was $39.1 million in 2023 compared to $25.1 million in 2022, an increase of 56%. This increase was due to the increase in production of 70% and lower realized losses from commodity contracts partially offset by a decrease in average prices of 22%
●	Net revenues for 2023 were $50.6 million, an increase of 35% compared to 2022. This increase was primarily due to a 70% increase in production partially offset by a 22% decrease in average prices in 2023 compared to 2022
●	Net income in 2023 was $19.3 million ($0.54 per basic share) compared to $16.6 million ($0.47 per basic share) in 2022. Net income increased by $2.6 million or 16% over 2022 due to higher production, lower realized losses and higher unrealized gains on commodity contracts partially offset by lower prices, and higher depreciation and income tax expense compared to 2022
●	Average production for 2023 was 2,796 BOEPD, an increase of 70% compared to 2022 production of 1,640 BOEPD. The increase is due to production from the wells that were drilled and completed in 2023
●	The Company’s NPV10 of Total Proved Reserves was $482.6 million for 2023, which was a 6% decrease from 2022 according to the Company’s December 31, 2023, independent reserves evaluation, due primarily to lower estimated future pricing and the 2023 production
●	Netback from operations(2) decreased to $42.97 per BOE compared to $54.56 per BOE in 2022, a decrease of 21%. Netback including commodity contracts(2) for 2023 was $41.61 per BOE compared to $47.79 per BOE in 2022, a decrease of 13% from the prior year. These decreases compared to the prior year were due to lower average prices of 22%
●	Production and operating expense per barrel averaged $6.61 per BOE in 2023 compared to $8.19 per BOE in 2022, a decrease of 19%. The decrease was due to increased production which reduced the per barrel fixed costs as well as lower production taxes
●	The net debt of the Company at December 31, 2023 was $29.4 million. As of December 31, 2023, the Company has $10 million of available borrowing capacity on the credit facility
●	The ratio of debt to Adjusted EBITDA was 0.68 at December 31, 2023

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

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Kolibri’s President and Chief Executive Officer, Wolf Regener commented:

“We are excited about the continued production and cash flow growth of the Company in 2023 after our transformative year in 2022. The Company increased Adjusted EBITDA(1) by 56% by successfully drilling and completing eight wells during the year which increased production by 70%. Management is expecting to build on the Company’s continued growth in 2024. We drilled two additional wells in December 2023 and January 2024 that will be fracture stimulated later in the year. In April, we finished drilling the Nickel Hill 35-1H and Nickel Hill 35-2H wells (both 62.9% working interest) under budget and faster than we had forecasted. We expect to begin fracture stimulation operations on these wells in early May.

“During the first quarter of 2024, the Company reworked three wells which were impacted by offset fracture stimulations. Wells that were impacted by offset fracture stimulations reduced production for the quarter by about 275 BOEPD. Production in the first quarter averaged about 3,305 BOEPD. At the end of the first quarter of 2024, production from the impacted wells hadn’t fully recovered yet, and another two reworks were undertaken in April. Even with the impacted wells, oil production is tracking above our year end reserve engineer’s forecast.

“Adjusted EBITDA(1) was $39.1 million in 2023 compared to $25.1 million in 2022, an increase of 56%. This increase was due to a 70% increase in production and lower realized losses from commodity contracts partially offset by a 22% decrease in average prices.

“The average production for 2023 was 2,796 BOEPD, an increase of 70% compared to 2022 production of 1,640 BOEPD. The increase is due to production from the wells that were drilled and completed in 2023.

“Net revenues for 2023 were $50.6 million, an increase of 35% compared to 2022. This increase was primarily due to a 70% increase in production partially offset by a 22% decrease in average prices in 2023 compared to 2022.

“Net income in 2023 was $19.3 million compared to $16.6 million in 2022, an increase of 16% due to higher production, lower realized losses and higher unrealized gains on commodity contracts partially offset by lower prices and higher depreciation and income tax expense compared to 2022.

“Netback from operations decreased to $42.97 per BOE compared to $54.56 per BOE in 2022, a decrease of 21%. Netback including commodity contracts for 2023 was $41.61 per BOE compared to $47.79 per BOE in 2022, a decrease of 13% from the prior year. These decreases compared to the prior year were due to lower average prices of 22%.

“Production and operating expense per barrel averaged $6.61 per BOE in 2023 compared to $8.19 per BOE in 2022, a decrease of 19%. The decrease was due to increased production which reduced the per barrel fixed costs and lower production taxes.”

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	Fourth Quarter			Year Ended
	2023	2022	%	2023	2022	%

Net Income:
$ Thousands	$4,797	$2,793	72%	$19,280	$16,643	16%
$ per basic common share	$0.14	$0.08	75%	$0.54	$0.47	15%

Adjusted EBITDA(1)	$10,502	$6,838	53%	$39,080	$25,112	56%
Capital Expenditures	$15,996	$17,184	(7)%	$53,173	$37,097	43%

Average Production (Boepd)	2,842	1,868	52%	2,796	1,640	70%
Gross Revenue	17,192	12,455	38%	64,390	48,376	33%
Average Price per Barrel	$65.76	$72.47	(9)%	$63.10	$80.82	(22)%
Netback from operations per Barrel(2)	$44.40	$48.39	(8)%	$42.97	$54.56	(21)%
Netback including commodity contracts per Barrel(2)	$43.43	$46.05	(6)%	$41.61	$47.79	(13)%

	December 2023	December 2022
Cash and Cash Equivalents	$598	$1,037
Working Capital	$(11,916)	$(6,569)
Borrowing Capacity	10,042	6,842

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

YEAR ENDED 2023 TO YEAR ENDED 2022

For 2023, oil and gas gross revenues increased $16.0 million or 33% to $64.4 million. Oil revenues before royalties increased by 40% to $59.7 million due to an 73% increase in production partially offset by a 19% decrease in prices. Natural gas revenues before royalties decreased by $1.0 million or 37% due to a 59% decrease in average gas prices partially offset by a 54% increase in natural gas production. NGL revenue before royalties increased by $0.1 million or 3% due to a 71% increase in production partially offset by a 40% decrease in average prices.

Average production for 2023 was 2, 796 BOEPD, an increase of 70% compared to 2022 average production of 1,640 BOEPD due to the wells drilled during 2023.

Production and operating expenses increased by $1.0 million due to an increase in production for 2023. Production and operating expense per barrel averaged $6.61 per BOE in 2023 compared to $8.19 per BOE in 2022, a decrease of 19%. The decrease was due to increased production which reduced the fixed per barrel costs and lower production taxes.

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Depletion and depreciation expense increased $7.4 million, or 98%, in 2023 due to increased production and a higher PP&E balance.

General and administrative expenses increased $0.7 million or 21% in 2023 due to higher costs associated with the dual listing process, higher investor relations and marketing costs and increases in payroll and director costs.

Finance income increased by $1.3 million due to higher unrealized gains on financial commodity contracts recorded in 2023.

Finance expense decreased by $1.3 million due to lower realized losses on commodity contracts in 2023 compared to 2022, partially offset by higher interest expense in 2023.

FOURTH QUARTER HIGHLIGHTS:

●	Adjusted EBITDA(1) was $10.5 million in the fourth quarter of 2023 compared to $6.9 million in 2022, an increase of 53%. This increase was due to the increase in production partially offset by the decrease in average prices
●	Net revenues for the fourth quarter of 2023 were $13.4 million, an increase of 38%, compared to the fourth quarter of 2022. This increase was primarily due to an increase in production partially offset by a decrease in average prices
●	Net income in the fourth quarter of 2023 was $4.8 million, compared to net income of $2.8 million in the fourth quarter of 2022. The increase was due to higher average production and an unrealized gain on commodity contracts in 2023 partially offset by lower average prices and higher income tax expense in 2023
●	Average production for the fourth quarter of 2023 was 2,842 BOEPD, an increase of 52% compared to fourth quarter 2022 production of 1,868 BOEPD. The increase is due to production from the new wells drilled in 2023.
●	Netback from operations(2) decreased to $44.40 per BOE in the fourth quarter of 2023 compared to $48.39 per BOE in the fourth quarter of 2022, a decrease of 8%. Netback including commodity contracts(2) for the fourth quarter of 2023 was $43.43 per BOE compared to $46.05 in the fourth quarter of 2022, a decrease of 6% from the prior year quarter. The 2023 decreases compared to the prior year was due to the decrease in average prices
●	Production and operating expense per barrel averaged $7.02 per BOE in the fourth quarter of 2023 compared to $8.25 per BOE in the fourth quarter of 2022, a decrease of 15%. The decrease was due to increased production which reduced the per barrel fixed costs.

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

FOURTH QUARTER 2023 TO FOURTH QUARTER 2022

Gross oil and gas revenues totaled $17.2 million in the fourth quarter of 2023 versus $12.5 million in the fourth quarter of 2022, an increase of 38%. Oil revenues were $16.2 million in the fourth quarter of 2023 versus $11.5 million in the fourth quarter of 2022, an increase of 41%, due to increased average production partially offset by lower prices. Natural gas revenues decreased 49% to $0.3 million in the fourth quarter of 2023 due to lower average prices partially offset by higher production. NGL revenue increased 78% to $0.7 million due to higher production, partially offset by lower average prices.

Operating expenses were $1.6 million in the fourth quarter of 2023 compared to $1.4 million in 2022 due to higher production.

General and administrative expenses increased by 6% in the fourth quarter of 2023 compared to the prior year fourth quarter due to higher costs associated with the dual listing process and higher investor relations and marketing costs.

Finance income in the fourth quarter of 2023 increased by $2.2 million from the fourth quarter of 2022 due to an unrealized gain on commodity contracts in the fourth quarter of 2023.

Finance expense in the fourth quarter of 2023 decreased by $0.9 million from the fourth quarter of 2022 due to an unrealized loss on commodity contracts in 2022 partially offset by higher interest expense.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

	December 31,	December 31,
	2023	2022
Current assets
Cash and cash equivalents	$598	$1,037
Trade and other receivables	5,492	5,773
Deposits and prepaid expenses	838	670
	6,928	7,480

Non-current assets
Fair value of commodity contracts	78	-
Property, plant and equipment	216,161	176,554
Right of use assets	1,190	48

Total assets	$224,357	$184,082

Current liabilities
Trade and other payables	$17,648	$12,596
Current lease payable	1,068	32
Fair value of commodity contracts	128	1,421
	18,844	14,049

Non-current liabilities
Loans and borrowings	29,612	17,799
Asset retirement obligations	1,966	1,425
Lease payable	162	17
Deferred taxes	3,359	-
Fair value of commodity contracts	-	594
	35,099	19,835

Equity
Share capital	296,232	296,221
Contributed surplus	24,179	23,254
Deficit	(149,997)	(169,277)
Total equity	170,414	150,198

Total equity and liabilities	$224,357	$184,082

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

	Three months ended December 31		Year ended December 31
	2023	2022	2023	2022
Revenue:
Oil and natural gas revenue, net	$13,444	$9,734	$50,597	$37,560
Other income	-	1	2	46
	13,444	9,735	50,599	37,606
Expenses:
Production and operating	1,567	1,417	5,895	4,904
Depletion and depreciation	3,506	2,495	15,009	7,581
General and administrative	1,122	1,059	4,243	3,494
Share based compensation	259	45	790	277
	6,454	5,016	25,937	16,256

Finance income	2,225	-	1,813	464
Finance expense	(1,059)	(1,926)	(3,836)	(5,171)
Income tax expense	(3,359)	-	(3,359)	-

Net income and comprehensive income	$4,797	$2,793	$19,280	$16,643

Net income per share
Basic	$0.14	$0.08	$0.54	$0.47

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KOLIBRI GLOBAL ENERGY INC.

FOURTH QUARTER AND YEAR ENDED 2023

(Unaudited, expressed in Thousands of United States dollars, except as noted)

	4th Quarter		Year Ended Dec. 31
	2023	2022	2023	2022
Oil revenue before royalties	$16,212	11,478	59,749	42,795
Gas revenue before royalties	305	598	1,742	2,759
NGL revenue before royalties	675	379	2,899	2,822
	17,193	12,455	64,390	48,376

Adjusted EBITDA(1)	10,502	6,854	39,080	25,112
Additions to PP&E	15,996	17,184	53,173	37,097

	4th Quarter		Year Ended Dec. 31
	2023	2022	2023	2022
Statistics:
Average oil production (Bopd)	2,245	1,551	2,144	1,241
Average natural gas production (mcf/d)	1,428	969	1,630	1,061
Average NGL production (Boepd)	359	155	380	222
Average production (Boepd)	2,842	1,868	2,796	1,640
Average oil price ($/bbl)	$78.51	$80.42	$76.34	$94.46
Average natural gas price ($/mcf)	$2.32	$6.71	$2.93	$7.12
Average NGL price ($/bbl)	$20.41	$26.66	$20.89	$34.88

Average price per barrel	$65.76	$72.47	$63.10	$80.82
Royalties per barrel	14.34	15.83	13.52	18.07
Operating expenses per barrel	7.02	8.25	6.61	8.19
Netback from operations(2)	$44.40	$48.39	$42.97	$54.56
Price adjustment from commodity contracts (Boe)	(0.97)	(2.34)	(1.36)	(6.77)
Netback including commodity contracts (Boe)(2)	$43.43	$46.05	$41.61	$47.79

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

The information outlined above is extracted from and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2023 and the related management’s discussion and analysis thereof, copies of which are available under the Company’s profile at www.sedarplus.ca.

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NON-GAAP MEASURES

Netback from operations, netback including commodity contracts and adjusted EBITDA (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under Canadian generally accepted accounting principles (“GAAP”) and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows related to operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

An explanation of how the Company’s Non-GAAP Measures provide useful information to an investor and the purposes for which the Company’s management uses the Non-GAAP Measures is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedarplus.ca and is incorporated by reference into this earnings release.

The following is the reconciliation of the non-GAAP ratio netback from operations to net income, which the Company considers to be the most directly comparable financial measure that is disclosed in the Company’s financial statements:

	Year ended December 31,
(US $000)	2023	2022
Net income	19,280	16,643

Adjustments:
Finance income	(1,813)	(464)
Finance expense	3,836	5,171
Stock based compensation	790	277
General and administrative expenses	4,243	3,494
Income tax expense	3,359	-
Depletion, depreciation and amortization	15,009	7,581
Other income	(2)	(46)
Operating netback	44,702	32,656

Netback from operations	$54.56	$54.56

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The following is the reconciliation of the non-GAAP measure adjusted EBITDA to the comparable financial measures disclosed in the Company’s financial statements:

	Year Ended December 31,
(US $000)	2023	2022
Net income	19,280	16,643
Depletion and depreciation	15,009	7,581
Accretion	183	34
Interest expense	2,263	1,070
Unrealized (gain) loss on commodity contracts	(1,813)	(461)
Share based compensation	790	277
Interest income	-	(3)
Income tax expense	3,359	-
Other income	(2)	(46)
Foreign currency loss	11	17

Adjusted EBITDA	39,080	25,112

Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“Boes”) to reflect natural gas liquids and oil production and sales. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

Readers are referred to the full description of the results of the Company’s December 31, 2022 independent reserves evaluation and other oil and gas information contained in its amended and restated Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2023, which the Company filed on SEDAR on March 25, 2024.

Caution Regarding Forward-Looking Information

This release contains forward-looking information including estimates of reserves, the proposed timing and expected results of exploratory and development work including fracture stimulation and production from the Company’s Tishomingo field, Oklahoma acreage, the future performance of wells including following shut-in’s and restart of well(s), the expected effects of cost reduction efforts, forecasts regarding the Company’s 2024 drilling program including expected capital expenditures, annual average production, net revenues, adjusted EBITDA, and net debt at year end, availability of funds from the Company’s reserves based loan facility, and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “intend” and similar expressions are intended to identify forward-looking statements.

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Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, declines will match the modeling, future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, including that new production will perform per a type curve which is similar to NSAI’s December 2023 proved type curve, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that anticipated results and estimated costs will be consistent with managements’ expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserves-based loan facility, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, anticipated results and estimated costs will not be consistent with managements’ expectations, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks including flooding and extended interruptions due to inclement or hazardous weather), the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the price of oil will decline, that the Company will cease to be in compliance with the covenants under its reserves-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base re-determination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that funding is not available from the Company’s reserves based loan facility at the times or in the amounts required for planned operations, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section, the Company’s most recent management’s discussion and analysis and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedarplus.ca.

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With respect to estimated reserves, the evaluation of the Company’s reserves is based on a limited number of wells with limited production history and includes a number of assumptions relating to factors such as availability of capital to fund required infrastructure, commodity prices, production performance of the wells drilled, successful drilling of infill wells, the assumed effects of regulation by government agencies and future capital and operating costs. All of these estimates will vary from actual results. Estimates of the recoverable oil and natural gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, may vary. The Company’s actual production, revenues, taxes, development and operating expenditures with respect to its reserves will vary from such estimates, and such variances could be material. In addition to the foregoing, other significant factors or uncertainties that may affect either the Company’s reserves or the future net revenue associated with such reserves include material changes to existing taxation or royalty rates and/or regulations, and changes to environmental laws and regulations.

Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this release is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener, President and Chief Executive Officer +1 (805) 484-3613

Email: investorrelations@kolibrienergy.com

Website: www.kolibrienergy.com